Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Three months ended March 31,
(in thousands, except for ratio)	2018	2017
Computation of earnings
Pretax income (a)	$(5,864)	$(3,692)
Add:
Interest expense on indebtedness	6,999	6,100
Amortization of debt issue costs	391	292
Interest portion of rent expense (b)	1,740	2,537
Distributed income of equity investees	1,189	—
Earnings	$4,455	$5,237

Computation of fixed charges
Interest expense on indebtedness	$6,999	$6,100
Amortization of debt issue costs	391	292
Interest portion of rent expense (b)	1,740	2,537
Fixed charges	$9,130	$8,929

Ratio of earnings to fixed charges	0.49	0.59

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.